Andy Business Conglomerate, USA

August 1, 2013

Via EDGAR

John Dana Brown

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Andy Business Conglomerate, USA Registration Statement on Form S-1 Filed June 6, 2013 File No. 333-189131 Application for Withdrawal

Dear Mr. Brown:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Andy Business Conglomerate, USA (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-189131) originally filed with the Commission on June 6, 2013, as amended, along with any exhibits filed thereto (the “Registration Statement”).

The registrant is requesting this withdrawal because it has decided to pursue acquisitions and to raise capital through a private offering under Rule 506.

No securities have been sold or will be sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Please address any questions you may have to Diane J. Harrison, Esq. at Harrison Law, P.A., 8955 U.S. Highway 301 N., No. 203, Parrish, FL  34219; telephone number (941) 723-7564; email diane@harrisonlawpa.com.

Sincerely,

Andy Business Conglomerate, USA

By:	/s/ Andy Z. Fan
Andy Z. Fan President, Treasurer and Chairman of the Board

8565 South Eastern Ave., Ste. 136, Las Vegas, NV  89123 | P. 702.576.1187 F. 888.865.6949